Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

September 14, 2016

FILED VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Asen Parachkevov

Re:	Cornerstone Total Return Fund, Inc.
(File Numbers: 811-02363 and 333-212950)
Registration Statement on Form N-2

Dear Mr. Parachkevov:

Enclosed for filing herewith is Pre-Effective Amendment No. 1 to the above-referenced filing (the “Registration Statement”) of our client, Cornerstone Total Return Fund, Inc. (the “Fund”), initially filed on August 5, 2016. This is being filed to respond to the Staff’s comments received on September 6, 2016. Please note we are also filing a request for acceleration such that the Registration Statement will be declared effective on Friday, September 16, 2016 or as soon thereafter as practicable.

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Allison H. Janell

Allison H. Janell

One Logan Square 18th & Cherry Streets Philadelphia, PA 19103

www.BlankRome.com

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